780 North Water Street Milwaukee, WI 53202-3590 TEL 414-273-3500 Fax 414-273-5198 www.gklaw.com

September 19, 2011

VIA EDGAR

Ms. Linda Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Marshall Funds, Inc. (File Nos.: 033-48907; 811-58433)
Accounting Review

Dear Ms. Hatch:

The purpose of this letter is to respond to oral comments received from you on Monday, August 22, 2011 regarding a routine accounting review of various filings by Marshall Funds, Inc. (the “Registrant”).

The Registrant understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below:

1.

Comment:  With respect to securities lending, the Registrant’s current registration statement states that a Fund will not lend any of its securities in excess of one-third of the value of the Fund’s assets.  However, based the Registrant’s annual report for the fiscal year ended August 31, 2010 (the “Annual Report”), certain Funds have lent securities in excess of 40% of the value of their net assets.  Please confirm that (1) the value of securities lent by each Fund has not exceeded one-third (i.e., 33 1/3%) of the value of the Fund’s total assets and (2) the Registrant monitors compliance with this restriction on a daily basis.

Response:  The Registrant confirms that (1) the value of securities lent by each Fund has not exceeded one-third (i.e., 33 1/3%) of the value of the Fund’s total assets and (2) the Registrant monitors compliance with this restriction on a daily basis.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WI, WASHINGTON DC, AND SHANGHAI PRC

GODFREY & KAHN IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS

Ms. Linda Hatch

September 19, 2011

2.

Comment:  According to the Annual Report, certain Funds invest in derivatives such as options and futures.  However, none of the Funds’ summary or statutory prospectuses disclose investments in these derivatives as part of a Fund’s principal investment strategies or the risks of investing in these derivatives.  Please advise the reasons for not including disclosure regarding derivatives in the summary or statutory prospectuses.

Response:  None of the Funds invest in derivatives as part of their principal investment strategies.  Accordingly, the Registrant has not included disclosure about derivatives or their related risks in the Funds’ summary or statutory prospectuses.  The Registrant notes that disclosure about options, futures and other derivative instruments is included in the Funds’ statements of additional information.

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Please call me at (414) 287-9334 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Michele L. Racadio

Michele L. Racadio

cc:

Working Group